SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33505; File No. 812-15000

Vertical Capital Income Fund and Oakline Advisors, LLC

June 12, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit a registered
closed-end investment company to make periodic distributions of long-term capital gains more
frequently than permitted by section 19(b) or rule 19b-1.

Applicants: Vertical Capital Income Fund (the "Fund"), a diversified closed-end investment
company registered under the Act and organized as a statutory trust under the laws of Delaware,
and Oakline Advisors, LLC ("Oakline") (together with the Fund, the "Applicants"), registered
under the Investment Advisers Act of 1940, organized as a limited liability company under the
laws of Delaware, and serving as investment adviser to the Fund.[1]

Filing Dates: The application was filed on February 5, 2019, and amended on May 28, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1]   Applicants request that the order also apply to each other registered closed-end investment company
       advised or to be advised in the future by Oakline or by an entity controlling, controlled by, or under
       common control (within the meaning of section 2(a)(9) of the Act) with Oakline (including any
       successor in interest) (each such entity, including Oakline, an "Adviser") that in the future seeks to rely
       on the order (such investment companies, together with the Fund, are collectively the "Funds" and,
       individually, a "Fund"). A successor in interest is limited to entities that result from a reorganization
       into another jurisdiction or a change in the type of business organization.

Hearing requests should be received by the Commission by 5:30 p.m. on July 8, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o JoAnn Strasser, Thompson Hine LLP, 41 S. High St., 17th Floor, Columbus, OH 43215, and Stanton Eigenbrodt, Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary, Oakline Advisors, LLC, 14675 Dallas Parkway, Suite 600, Dallas, TX 75254.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel at (202) 551-6915, or Kaitlin C. Bottock, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application:

1.	Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 under the Act limits to one the number of capital gain dividends, as defined in section 852(b)(3)(C) of the Internal Revenue Code of 1986 ("Code," and such dividends, "distributions"), that a registered investment company may make with respect to any one taxable year, plus a supplemental distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Applicants believe that investors in certain closed-end funds may prefer an investment vehicle that provides regular current income through a fixed distribution policy ("Distribution Policy"). Applicants propose that the Fund be permitted to adopt a Distribution Policy, pursuant to which the Fund would distribute periodically to its stockholders a fixed percentage of the market price of the Fund's common stock at a particular point in time or a fixed percentage of net asset value ("NAV") at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time.

3.   Applicants request an order under section 6(c) of the Act granting an exemption from section 19(b) of the Act and rule 19b-1 to permit a Fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund. Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants state that any order granting the requested relief will be subject to the terms and conditions stated in the application, which generally are designed to address the concerns underlying section 19(b) and rule 19b-1, including concerns about proper disclosures

and shareholders' understanding of the source(s) of a Fund's distributions and concerns about improper sales practices. Among other things, such terms and conditions require that (1) the board of directors or trustees of the Fund (the "Board") review such information as is reasonably necessary to make an informed determination of whether to adopt the proposed Distribution Policy and that the Board periodically review the amount of the distributions in light of the investment experience of the Fund, and (2) that the Fund's shareholders receive appropriate disclosures concerning the distributions.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary